Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-151513

Prospectus Supplement
(To a Short Form Base Shelf Prospectus Dated June 16, 2008)
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated June 16, 2008 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from the Corporate Secretary of Oncolytics Biotech Inc. at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7, telephone (403) 670-7377. In addition, copies of documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. See “Documents Incorporated by Reference”.

New Issue	December 4, 2008
5,175,000 Common Shares

     This prospectus supplement relates to the issuance of: (i) up to 2,500,000 of our common shares (the “Common Shares”), issuable from time to time, on exercise of up to 2,500,000 common share purchase warrants (expected to be issued by us on or about December 5, 2008 pursuant to the 2008 Unit Offering (as described below), (ii) up to 375,000 Common Shares issuable from time to time, on exercise of 375,000 common share purchase warrants that may be issued on the exercise of the over-allotment option granted to the underwriter pursuant to the 2008 Unit Offering; (iii) the issuance of 2,300,000 Common Shares, issuable from time to time, on exercise of 2,300,000 common share purchase warrants issued by us on February 22, 2007 in connection with our unit offering under a short form prospectus dated February 14, 2007 (the “2007 Unit Offering”); and (iv) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the 2007 Warrant Indenture (as defined herein) and the 2008 Warrant Indenture (as defined herein). See “Terms of 2008 Warrants” and “Terms of 2007 Warrants”.
     On December 1, 2008, we filed a prospectus supplement to a short form base shelf prospectus dated June 16, 2008 with the securities commissions in the provinces of British Columbia, Alberta, Manitoba and Ontario and a registration statement on Form F-10 (File No. 333-151513), principally filed on June 6, 2008, as amended June 17, 2008, with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “2008 Unit Offering”) by us in the provinces of British Columbia, Alberta, Manitoba and Ontario of up to 2,875,000 units of the Corporation, each unit consisting of one Common Share and one common share purchase warrant (the “2008 Warrants”). Each 2008 Warrant will entitle the holder to purchase one Common Share upon payment of Cdn. $1.80, subject to adjustment, at any time until 4:30 p.m. (Calgary time) on the date that is 36 months from the date of the closing of the 2008 Unit Offering. If on any date (the “Accelerated Exercise Date”) the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) exceeds $2.50 per share, then, at our sole discretion, and upon us sending the holders of 2008 Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the 2008 Warrants shall only be exercisable for a period of 30 days following the later of the date on which such written notice is sent to holders of 2008 Warrants and the date on which such announcement is made by news release. The exercise price of the 2008 Warrants was determined by negotiation between us and the underwriter for the 2008 Unit Offering. See “Plan of Distribution”.
     On February 14, 2007, we filed a short form prospectus with the securities commissions in the provinces of British Columbia, Alberta, Manitoba and Ontario and a registration statement on Form F-10 (File No. 333-140460)

with the SEC relating to the offering (the “2007 Unit Offering”) by us of 4,600,000 units of the Corporation, each unit consisting of one Common Share and one-half of a common share purchase warrant (the “2007 Warrants”, together with the 2008 Warrants, the “Warrants”). The 2007 Unit Offering was completed on February 22, 2007. Each whole 2007 Warrant entitles the holder to purchase one Common Share upon payment of Cdn. $3.50, subject to adjustment, at any time until 5:00 p.m. (Calgary time) on February 22, 2010. The exercise price of the 2007 Warrants was determined by negotiation between us and the underwriter for the 2007 Unit Offering. See “Plan of Distribution”.
     Our outstanding Common Shares are listed for trading on the TSX under the trading symbol “ONC” and on the NASDAQ Capital Market (the “NASDAQ”) under the trading symbol “ONCY”. The TSX has approved the listing of the Common Shares issuable on the exercise of the 2007 Warrants. The TSX has conditionally approved the listing of the Common Shares issuable on the exercise of the 2008 Warrants. Listing for the 2008 Warrants is subject to us fulfilling all of the requirements of the TSX on or before February 25, 2009. Pursuant to its procedure, the NASDAQ has verbally confirmed that it will not be objecting to the additional listing of the Common Shares issuable upon exercise of the 2007 Warrants. We have also filed an application with the NASDAQ for the additional listing of the Common Shares issuable upon exercise of the 2008 Warrants.
     Investing in the Common Shares involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement and page 4 of the accompanying short form base shelf prospectus.
     This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the SEC. This prospectus supplement does not qualify the distribution of Common Shares in any province or territory of Canada.
     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the notes to our audited financial statements and in our Current Report on Form 6-K dated November 28, 2008, both of which are incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.
     You should be aware that the purchase of Common Shares may have tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this prospectus supplement and the accompanying short form base shelf prospectus.
     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers and directors and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.

ii

     Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

iii

IMPORTANT NOTICE ABOUT THE INFORMATION
IN THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Common Shares being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this prospectus supplement.
     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus. If the description of the Common Shares varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.
DEFINITIONS AND OTHER MATTERS
     In this prospectus supplement and in the accompanying short form base shelf prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc. and/or its subsidiary corporations, as applicable. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.
     We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 21 of our financial statements for the year ended December 31, 2007 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. For our financial statements as at and for the three and nine months ended September 30, 2008, you should refer to our reconciliation of our financial statements as at and for the three and nine months ended September 30, 2008 to U.S. GAAP furnished to the SEC on the Corporation’s Current Report on Form 6-K dated November 28, 2008 and incorporated into this prospectus supplement by reference. See “Documents Incorporated by Reference”.
     This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the Common Shares. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference” in this prospectus supplement.
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements that we make contain forward-looking statements reflecting our current beliefs, plans, estimates and expectations. Readers are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, clinical trial study delays, product development delays, our ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and our ability to obtain the capital required for research, product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties.
     Our statements of “belief”, “estimates”, “expectations” and other similar statements are based primarily upon our results derived to date from our research and development program with animals and early stage human results and upon which we believe we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals or early stage human results, whether a new therapeutic will be proved to be safe and effective in humans. There can be no assurance that the particular result expected by us will occur. Except as required by applicable securities laws, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement or to conform these statements to actual results or to changes in our expectations.
DOCUMENTS INCORPORATED BY REFERENCE
     This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the Common Shares.
     Other information has also been incorporated by reference in the accompanying base shelf prospectus from documents filed with securities commissions or similar authorities in certain of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377, and are available electronically at www.sedar.com.
     We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in and form an integral part of the accompanying base shelf prospectus and this prospectus supplement:
•	our Renewal Annual Information Form dated March 5, 2008, for the year ended December 31, 2007 (the “AIF”);

•	our Management Proxy Circular dated March 23, 2007 relating to the annual and special meeting of shareholders held on May 2, 2007;

•	our Management Proxy Circular dated March 20, 2008 relating to the annual and special meeting of shareholders held on May 7, 2008;

•	our audited financial statements, together with the notes thereto, as at and for the years ended December 31, 2007 and 2006 and the auditors’ report thereon addressed to our shareholders;

•	our management’s discussion and analysis of financial condition and results of operations dated March 5, 2008, for the year ended December 31, 2007;

•	our unaudited interim consolidated financial statements, together with the notes thereto, as at and for the three and nine months ended September 30, 2008;

•	our management’s discussion and analysis of financial condition and results of operations dated November 4, 2008, for the three and nine months ended September 30, 2008; and

•	the reconciliation of our unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2008 to U.S. GAAP, filed on November 28, 2008 under the heading “Other”.
     Any documents of the type required by Section 11.1 of Form 44-101F1 – Short Form Prospectus promulgated under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including, without limitation, any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario after the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement shall be deemed to be incorporated by reference in the accompanying base shelf prospectus for the purposes of this Offering.
     Any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such report.
     Any statement contained in the accompanying base shelf prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the accompanying base shelf prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the accompanying base shelf prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the accompanying base shelf prospectus.
     Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this prospectus supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into the accompanying base shelf prospectus for purposes of future offers and sales of Common Shares under this prospectus supplement. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this prospectus supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into the accompanying base shelf prospectus for purposes of future offers and sales of Common Shares under this prospectus supplement. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this prospectus supplement, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into the accompanying base shelf prospectus for purposes of future offers and sales of Common Shares under this prospectus supplement.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the registration statement on Form F-10 (File No. 333-151513) of which this prospectus supplement forms a part: the documents referred to under “Documents Incorporated by Reference”, consent of Ernst & Young LLP, consent of Bennett Jones LLP, and powers of attorney from our directors and officers.
     The Warrant Indenture for the 2007 Warrants has been filed with the SEC as Exhibit 7.1 to the registration statement on Form F-10 (File No. 333-140460) as filed with the SEC on February 15, 2007 as is hereby incorporated by reference into the registration statement on Form F-10 (File No. 333-151513) to which this prospectus supplement relates.
     The Warrant Indenture for the 2008 Warrants has been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-151513).
ONCOLYTICS BIOTECH INC.
     Oncolytics Biotech Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our articles by removing the private company restrictions and subdividing our 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we further amended our articles to permit for our shareholder meetings to be held at any place in Alberta or at any other location as determined by our directors.
     Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
     We have one direct wholly-owned subsidiary, Oncolytics Biotech (Barbados) Inc. (“Oncolytics Barbados”), which is incorporated pursuant to the laws of Barbados and one indirect wholly-owned subsidiary, Oncolytics Biotech (U.S.), Inc., which is incorporated pursuant to the laws of Delaware.
OUR BUSINESS
     We focus on the discovery and development of oncolytic viruses for the treatment of cancers that have not been successfully treated with conventional therapeutics. Recent scientific advances in oncology, virology, and molecular biology have created opportunities for new approaches to the treatment of cancer. The product we are presently developing may represent a novel treatment for Ras-mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies or as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections. It could also potentially be used to treat certain cellular proliferative disorders for which no current therapy exists.
     Our technologies are based primarily on discoveries in the Department of Microbiology and Infectious Diseases at the University of Calgary in the 1990’s. Oncolytics was formed in 1998 to explore the natural oncolytic capability of the reovirus, a virus that preferentially replicates in cells with an activated Ras pathway.
     The lead product being developed by us may represent a novel treatment for certain tumour types and some cellular proliferative disorders. Our lead product is a virus that is able to replicate specifically in, and hence kill, certain tumour cells both in tissue culture as well as in a number of animal models without damaging normal cells.
     Our potential product for human use, REOLYSIN®, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway. Activating mutations of Ras occur in approximately thirty per cent of all human tumours directly, but considering its central role in signal transduction, activation of the Ras pathway has been shown to play a role in approximately two-thirds of all tumours.
     The functionality of REOLYSIN® is based upon the finding that tumours bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, Protein Kinase R (“PKR”). Since PKR is responsible for preventing reovirus replication, tumour cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumour cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumour cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumour cells carrying an activated Ras pathway available.
     The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.
     For both non-cancer cells and cancer cells with an activated Ras pathway, virus binding, entry, and production of viral genes all proceed normally. In the case of normal cells however, the viral genes cause the activation of the anti-viral response that is mediated by the host cell’s PKR, thus blocking the replication of the reovirus. In cells with an activated Ras pathway, the activation of PKR is prevented or reversed by an element of the Ras signal transduction pathway, thereby allowing the replication of the reovirus in these cancer cells. The end result of this replication is the death of the cancer cell. The action of the Ras pathway in allowing reovirus replication to ensue can be mimicked in non-cancerous cells by treating these cells with the chemical 2-aminopurine (2-AP) which prevents the activation of PKR.
RECENT DEVELOPMENTS
     On July 1, 2008, we completed an internal reorganization to provide additional international flexibility and promote broadened opportunities for the Corporation. Pursuant to the internal reorganization we transferred certain assets to our wholly-owned subsidiary, Oncolytics Barbados, in consideration for additional shares in the capital of Oncolytics Barbados. The transferred assets consisted of: (a) the rights to certain regulatory submissions; (b) certain non-Canadian patents and patent applications; and (c) certain agreements to which we were a party, including, clinical research management agreements, clinical trial agreements, research agreements and manufacturing agreements. We also granted Oncolytics Barbados permission to use certain other intellectual property rights not transferred by us to Oncolytics Barbados. Concurrently with the asset transfer, the Corporation and Oncolytics Barbados entered into a trust agreement pursuant to which we agreed to hold legal title to the transferred assets with beneficial title remaining with Oncolytics Barbados.
     As part of the internal reorganization, the Corporation and Oncolytics Barbados also entered into a research and development agreement on July 1, 2008 pursuant to which we agreed to provide certain services to Oncolytics Barbados, including: conducting research and development related to the transferred assets; coordinating clinical trials and the handling of data generated by such trials; pursuing regulatory approvals as required; coordinating the filing, prosecution and maintenance of patent applications and patents; and coordinating the development and implementation of manufacturing processes.
     On October 7, 2008, we announced the issuance of our 29th U.S. patent, No. 7,431,931, entitled “Reovirus Clearance of Ras-Mediated Neoplastic Cells from Mixed Cellular Compositions.” The allowed claims cover methods of selectively removing cancer cells ex vivo from blood stem cells and other organs using reovirus.
     On November 6, 2008, we announced interim results of our U.S. REOLYSIN® Phase II clinical trial in patients with bone and soft tissue sarcomas metastatic to the lung. The results were delivered by Dr. Monica Mita of the Institute of Drug Development, the Cancer Therapy and Research Center at the University of Texas Health Science Center, San Antonio, Texas, at the Chemotherapy Foundation Symposium XXVI, held in New York from November 4-8, 2008.
     At the time of the presentation, 35 patients had been enrolled in the study, and 29 were evaluable. 21% (6/29) of the evaluable patients experienced stable disease (SD) for more than 16 weeks. The investigators concluded that the study has met its established objectives, and that enrolment will continue to the full 52 patients.

Tumour Type	Cycles	Best Response
Synovial sarcoma	17*	SD
Ewing’s sarcoma	9*	SD
Malignant Fibrous Histiocytoma	7*	SD, tumor resection after cycle 4

Tumour Type	Cycles	Best Response
Leiomyosarcoma	6	SD
Chordoma	5*	SD
Unspecified Spindle Cell	5*	SD

*	patients still on study
     An oral presentation covering results of the trial (REO 014) was also delivered at the Connective Tissue Oncology Society (CTOS) annual meeting, held in London, U.K. from November 13-15, 2008.
     On November 14, 2008, Dr. Anders Kolb of the Nemours Center for Childhood Cancer Research delivered a poster entitled “Systemic Administration of REOLYSIN Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation” at the CTOS meeting.

     In the study, mice were engrafted with a variety of sarcoma cell lines including rhabdomyosarcoma, Ewing’s sarcoma, synovial sarcoma and osteosarcoma, then treated with REOLYSIN® or REOLYSIN® in combination with either cisplatin or radiation. The researchers concluded that in all tumour lines evaluated, REOLYSIN® exhibits significant antitumour activity, including a complete response in a rhabdomyosarcoma line. The combination of REOLYSIN® and radiation is effective in inhibiting the growth of rhabdomyosarcoma and Ewing’s sarcoma xenografts, and the combination of REOLYSIN® and cisplatin is effective in Ewing’s sarcoma, osteosarcoma and synovial sarcoma xenografts.
     On November 18, 2008, we announced the issuance of our 30th U.S. patent, No. 7,452,723, entitled “Methods for Preventing Reovirus Recognition for the Treatment of Cellular Proliferative Disorders.” The allowed claims relate to kits comprised of reovirus and an immune suppressive agent that are designed to prevent reovirus recognition by the immune system.
     On December 1, 2008, we filed a prospectus supplement to the short form base shelf prospectus dated June 16, 2008 in respect of the 2008 Unit Offering.
CAPITALIZATION
     On September 30, 2008 and December 4, 2008, we had 41,180,748 Common Shares issued and outstanding. If all of our stock options and warrants outstanding as of December 4, 2008 were exercised, we would have 49,271,241 Common Shares issued and outstanding. Following the 2008 Unit Offering, we will have up to 43,680,748 Common Shares issued and outstanding (up to 54,521,241 Common Shares on a fully-diluted basis). Following the 2008 Unit Offering, and assuming the over-allotment option granted to the underwriter pursuant to the 2008 Unit Offering is exercised in full, we will have 44,055,748 Common Shares issued and outstanding (55,308,741 Common Shares on a fully-diluted basis).
MARKET FOR SECURITIES
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “ONC” and on NASDAQ under the trading symbol “ONCY”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated:

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)
Period

2007
December	2.38	1.67	1.70	355,628	2.38	1.67	1.72	795,031

2008
January	2.04	1.66	1.95	538,887	2.04	1.69	1.93	622,530
February	2.26	1.82	1.90	564,976	2.27	1.85	1.94	588,210
March	2.01	1.70	1.83	376,635	2.02	1.70	1.84	618,300
April	2.50	1.78	1.96	1,159,535	2.46	1.76	1.94	1,138,020
May	2.18	1.60	2.15	6,682,910	2.21	1.62	2.15	897,410
June	2.40	1.85	1.98	786,060	2.39	1.84	1.95	934,260
July	2.10	1.80	1.91	508,040	2.00	1.79	1.85	467,500
August	2.01	1.82	1.87	333,770	1.90	1.75	1.77	297,960
September	1.94	1.40	1.57	484,830	1.80	1.32	1.50	634,990
October	1.92	1.23	1.64	1,147,860	1.54	1.00	1..39	2,045,040
November	1.90	1.35	1.44	694,411	1.64	1.12	1.17	1,106,707
December 1-3	1.41	1.34	1.41	108,151	1.38	1.07	1.10	68,337

USE OF PROCEEDS
     From time to time, when the Warrants are exercised, we will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to their respective expiry times and that no adjustment based on the anti-dilution provisions contained in the 2008 Warrant Indenture and the 2007 Warrant Indenture has taken place, the net proceeds to us will be approximately $13,742,500.
     The net proceeds for the exercise of the Warrants will be used by us for our research and development program, our manufacturing activities in support of the program and general corporate purposes.
     The principle purposes in the research and development area will be the advancement of our clinical trial program and the continued development of our manufacturing process. Our clinical trial program has been designed and directed to test the safety and activity of REOLYSIN® either as a mono-therapy or in combination with other approved chemotherapies.
     The net proceeds of exercise of the Warrants will further these objectives and will assist us in completing our ongoing Phase II clinical trial program. Specifically, the net proceeds will further our mono and co-therapy trials in the U.S. and our co-therapy trials in the U.K. Manufacturing is a key element in the progress towards regulatory approval and the net proceeds will assist in funding the lyophilization and process development activities in this area. These two areas in the development process are expected to cost approximately $6 million in 2009.
     We contract out the majority of our activities, conducting our clinical trial program at selected clinical trial sites coordinated and managed through Contract Research Organizations. The manufacturing program is contracted out to a major manufacturer and directed by us.
     In order to reach commercial production we will need to receive regulatory approval allowing us to sell REOLYSIN®. To receive regulatory approval, we will be required to run a successful pivotal clinical trial program and validate our GMP manufacturing process. We expect to commence these activities in the later part of 2009. As we have yet to determine the size of our pivotal trial program, the jurisdictions where we plan to file our program, and who the principal investigators will be, the timing and the ultimate costs of such activities are currently indeterminable.
PRIOR SALES
     On December 12, 2007, we granted options to acquire an aggregate of 431,493 Common Shares at an exercise price of $2.22 per Common Share. No other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve month period preceding the date of this prospectus supplement.
TERMS OF 2008 WARRANTS
     The 2008 Warrants will be governed by an indenture (the “2008 Warrant Indenture”) to be entered into between us and Computershare Trust Company of Canada, as agent for the holders of the 2008 Warrants. The following is a summary of the material attributes and characteristics of the 2008 Warrants. The following description of the terms of the Warrant Indenture is subject to the detailed provisions of the Warrant Indenture.
     Under the 2008 Unit Offering, up to 2,875,000 2008 Warrants may be issued. Each 2008 Warrant will entitle the holder to purchase one Common Share upon payment of $1.80, subject to adjustment, at any time until 4:30 p.m. (Calgary time) on the date that is 36 months following the closing of the 2008 Unit Offering. If on any Accelerated Exercise Date the 10 day volume weighted average trading price of our Common Shares on the TSX exceeds $2.50 per share, then, at our sole discretion and upon us sending the holders of the 2008 Warrants written notice of such Accelerated Exercise Date (the “Notice”) and issuing a news release announcing such Accelerated Exercise Date, the 2008 Warrants shall only be exercisable for a period of 30 days following the later of the date on which such Notice is sent to holders of 2008 Warrants and the date on which such announcement is made by news release. The Notice will be deemed to be sent by us on the date the Notice is deposited in first class mail to the registered address of the holder of the 2008 Warrants as reflected on the 2008 Warrant register maintained under the Warrant Indenture.
     No U.S. Person (as that term is defined by Regulation S under the U.S. Securities Act) or person holding 2008 Warrants for the benefit of or for the account of a U.S. Person is permitted to exercise 2008 Warrants during any period of time prior to the expiration date of the 2008 Warrants during which a registration statement under the U.S. Securities Act, relating to the Common Shares underlying the 2008 Warrants, is not effective. As a condition to closing the 2008 Unit Offering, we have agreed to use reasonable efforts to maintain the registration statement on Form F-10 (File No. 333-151513) relating to the short form base shelf prospectus accompanying the prospectus supplement, or another registration statement relating to the Common Shares underlying the Warrants, effective until the earlier of the expiration date of the 2008 Warrants and the date on which no 2008 Warrants remain outstanding. If a registration statement under the U.S. Securities Act is not effective during such period of time, we will notify the holders of the 2008 Warrants in the United States, in accordance with the 2008 Warrant Indenture.
     Holders of 2008 Warrants will not have any voting rights or any other rights which a holder of Common Shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of 2008 Warrants will have no pre-emptive rights to acquire our securities. If all of the 2008 Warrants were exercised, we would be required to issue 2,875,000 Common Shares (subject to adjustment in certain circumstances), assuming exercise in full of the over-allotment option granted to the underwriter in connection with the 2008 Unit Offering.
TERMS OF 2007 WARRANTS
     The 2007 Warrants are governed by an indenture (the “2007 Warrant Indenture”) entered into by us and Computershare Trust Company of Canada on February 12, 2007, as trustee for the holders of the 2007 Warrants. The following is a summary of the material attributes and characteristics of the 2007 Warrants. The following description of the terms of the 2007 Warrant Indenture is subject to the detailed provisions of the 2007 Warrant Indenture.
     Under the 2007 Unit Offering, 2,300,000 2007 Warrants were issued. Each whole 2007 Warrant entitled the holder to purchase one Common Share upon payment of Cdn. $3.50, subject to adjustment, at any time until 5:00 p.m. (Calgary time) on February 22, 2010.
     No U.S. Person (as that term is defined by Regulation S under the U.S. Securities Act) or person holding 2007 Warrants for the benefit of or for the account of a U.S. Person is permitted to exercise 2007 Warrants during any period of time prior to the expiration date of the 2007 Warrants during which a registration statement under the U.S. Securities Act, relating to the Common Shares underlying the 2007 Warrants, is not effective. As a condition to closing the 2007 Unit Offering, we agreed to use reasonable efforts to maintain the registration statement on Form F-10 (File No. 333-140529) relating to the short form base shelf prospectus accompanying the prospectus supplement, or another registration statement relating to the Common Shares underlying the Warrants, effective until the earlier of the expiration date of the 2007 Warrants and the date on which no 2007 Warrants remain outstanding. If a registration statement under the U.S. Securities Act is not effective during such period of time, we will notify the holders of the 2007 Warrants in the United States, in accordance with the 2007 Warrant Indenture.
     Holders of 2007 Warrants do not have any voting rights or any other rights which a holder of Common Shares has (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of 2007 Warrants do not have any pre-emptive rights to acquire our securities. If all of the 2007 Warrants were exercised, we would be required to issue 2,300,000 Common Shares (subject to adjustment in certain circumstances).

PLAN OF DISTRIBUTION
     This prospectus supplement relates to the issuance of: (i) up to 2,500,000 Common Shares, issuable from time to time, on exercise of 2,500,000 common share purchase warrants (expected to be issued by us on or about December [5], 2008 pursuant to the 2008 Unit Offering (as described below), (ii) up to 375,000 Common Shares issuable from time to time, on exercise of 375,000 common share purchase warrants that may be issued on the exercise of the over-allotment option granted to the underwriter pursuant to the 2008 Unit Offering; (iii) the issuance of 2,300,000 Common Share, issuable from time to time, on exercise of 2,300,000 common share purchase warrants issued by us pursuant to the 2007 Unit Offering and (iv) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the 2007 Warrant Indenture and 2008 Warrant Indenture governing the 2007 Warrants and 2008 Warrants, respectively. See “Terms of 2008 Warrants “and “Terms of 2007 Warrants”.
     This prospectus supplement registers the offering of the securities to which it relates under the U.S. Securities Act, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify the distribution of the Common Shares in any province or territory of Canada.
     Holders of Warrants resident in the United States who acquire Common Shares pursuant to the exercise of Warrants in accordance with their respective terms and under the accompanying short form base shelf prospectus and this prospectus supplement may have a right of action against us for any misrepresentation in the accompanying base shelf prospectus and this prospectus supplement. However, the existence and enforceability of such a right of action is not without doubt. By contrast, holders of Warrants resident in Canada who may acquire Common Shares pursuant to the exercise of Warrants in accordance with their respective terms and who will be deemed to acquire such Common Shares under applicable Canadian prospectus exemptions, will not have any such right of action with respect to such acquisition of Common Shares.
     The Common Shares to which this prospectus supplement relates will be sold directly by us to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.
2008 Warrants
     On June 16, 2008, we filed a short form base shelf prospectus with the Alberta Securities Commission and on June 6, 2008, as amended June 17, 2008, a registration statement on Form F-10 (File No. 333-151513) with the SEC relating to the offering by the Corporation from time to time during the 25 months that the short form base shelf prospectus, including amendments thereto, remained valid of up to Cdn. $150,000,000 of Common Shares, subscription receipts, warrants, debt securities and units. The shelf registration statement was declared effective by the SEC on February 15, 2007.
     On December 1, 2008, we filed a prospectus supplement to the short form base shelf prospectus dated June 16, 2008 with the securities commissions in the provinces of British Columbia, Alberta, Manitoba and Ontario and a registration statement on Form F-10 (File No. 333-151513) with the SEC relating to the offering by us in British Columbia, Alberta, Manitoba and Ontario of (i) up to 2,875,000 units of the Corporation, each unit consisting of one Common Share and one common share purchase warrant and (ii) up to 287,500 broker warrants. Each 2008 Warrant will entitle the holder to purchase one Common Share upon payment of Cdn. $1.80, subject to adjustment, at any time until 4:30 p.m. (Calgary time) on the date that is 36 months from the date of the closing of the 2008 Unit Offering. If on the Accelerated Exercise Date the 10 -day volume weighted average trading price of the Common Shares on the TSX exceeds $2.50 per share, then, at our sole discretion, and upon us sending the holders of 2008 Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the 2008 Warrants shall only be exercisable for a period of 30 days following the later of the date on which such written notice is sent to holders of 2008 Warrants and the date on which such announcement is made by news release. The exercise price of the 2008 Warrants was determined by negotiation between us and the underwriter for the 2008 Unit Offering. Each broker warrant is exercisable, in whole or in part, within 3 years of the initial closing date of the 2008 Unit Offering (subject to acceleration), into one Common Share at an exercise price of $1.80. The 2008 Unit Offering is expected to be completed on or about December 5, 2008.

     It is a condition of closing of the 2008 Unit Offering that the shelf registration statement be declared effective by the SEC and that we file with the SEC this prospectus supplement registering the offering of the Common Shares issuable from time to time on the exercise of the 2008 Warrants.
2007 Warrants
     On February 14, 2007, we filed a short form prospectus with the securities commissions in the provinces of British Columbia, Alberta, Manitoba and Ontario and a registration statement on Form F-10 (File No. 333-140460) with the SEC relating to the offering by us of 4,600,000 units, each unit consisting of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one Common Share upon payment of Cdn. $3.50, subject to adjustment, at any time until 5:00 p.m. (Calgary time) on February 22, 2010. The 2007 Unit Offering was completed on February 22, 2007.
     On February 15, 2007, we filed a short form base shelf prospectus with the Alberta Securities Commission and a registration statement on Form F-10 (File No. 333-140529) with the SEC relating to the offering by the Corporation from time to time during the 25 months that the short form base shelf prospectus, including amendments thereto, remained valid of up to Cdn. $12,000,000 of common shares. The shelf registration statement was declared effective by the SEC on February 15, 2007. It is a condition of closing of the 2007 Unit Offering that the shelf registration statement be declared effective by the SEC and that we file with the SEC a prospectus supplement registering the offering of the Common Shares issuable from time to time on the exercise of the 2007 Warrants. We filed a prospectus supplement with the Alberta Securities Commission and a registration statement on Form F-10 (File No. 333-140529) with the SEC relating to the issuance of up to 2,300,000 Common Shares issuable from time to time on the exercise of the 2007 Warrants (the “Previous Prospectus Supplement”). This prospectus supplement replaces and supersedes the Previous Prospectus Supplement and qualifies the issuance of up to 2,300,000 Common Shares issuable on the exercise of the 2007 Warrants.
United States Securities Law Compliance
     No U.S. Person or person holding Warrants on behalf or for the account of a U.S. Person may exercise the Warrants during any period of time when a registration statement covering such Common Shares is not effective. See “Terms of 2008 Warrants” and “Terms of 2007 Warrants”.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Bennett Jones LLP (“Counsel”), the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a purchase of Common Shares acquired on the exercise of Warrants. This summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Government of Canada prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the prevailing administrative views of the Canada Revenue Agency (the “CRA”). This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposed Amendments does not otherwise take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.
     This summary is applicable only to investors who acquire such Common Shares on the exercise of the Warrants and who for the purposes of the Tax Act and at all relevant times, will hold the Common Shares and Warrants acquired as capital property, deal at arm’s length, and are not affiliated with us and do not use or hold, and are not deemed to use or hold, their Common Shares and Warrants in, or in the course of, carrying on a business in Canada. Common Shares and Warrants will generally constitute capital property to an investor provided that the investor does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade. This summary does not apply to investors who are “financial institutions” or “specified financial institutions” for the purposes of the Tax Act. Such investors should consult their own tax advisors for advice.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Accordingly, all prospective investors are urged to consult their own tax advisors with respect to their particular circumstances.
Residents of Canada
     This portion of the summary is applicable to an investor who, for the purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada. Certain investors who are resident in Canada for the purposes of the Tax Act whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every “Canadian Security” (as defined in the Tax Act) owned by such investor in the taxation year of the election and in all subsequent taxation years treated as capital property. This election is not applicable to Warrants.
Exercise of Warrants
     An investor will not realize a gain or a loss upon the exercise of a Warrant. For the purposes of the Tax Act, when a Warrant is exercised, the investor’s adjusted cost base of the Common Share acquired thereby will (subject to averaging) be the aggregate of the investor’s adjusted cost base of the Warrant and the exercise price paid on the exercise of the Warrant.
Disposition of Common Shares
     In general, a disposition, or a deemed disposition, of a Common Share, other than to us, will give rise to a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share, to the holder thereof. The tax treatment of capital gains and capital losses are described in greater detail below under “Treatment of Capital Gains and Capital Losses”.
Treatment of Capital Gains and Capital Losses
     In the year of disposition an investor will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the investor. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. A capital gain realized by an investor who is an individual (including certain trusts) may give rise to alternative minimum tax. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to an additional 6 2/3% refundable tax under the Tax Act on certain investment income, including taxable capital gains.
     The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by an investor that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where an investor that is a corporation is a member of a partnership or is beneficiary of a trust that owns Common Shares and where Common Shares are owned by a partnership or trust of which a partnership or trust is a partner or beneficiary. Investors to whom these rules may be relevant should consult their own tax advisors.
Dividends
     Dividends (including deemed dividends) received on Common Shares will be included in computing the investor’s income. In the case of an individual investor (other than certain trusts), such dividends will generally be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Provided that appropriate designations are made by us at the time the dividend is paid, such dividend will be treated as an eligible dividend for purposes of the Tax Act and an investor will be entitled to an enhanced gross up and dividend tax credit in respect of such dividend. There may be limitations on our ability to designate dividends as eligible dividends. In the case of a corporation, such dividends will generally be deductible in computing the corporation’s taxable income. An investor that is a “private corporation”, as defined in the Tax Act, or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax at the rate of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Common Shares to the extent such dividends are deductible in computing its taxable income.
Alternative Minimum Tax
     In general terms, a holder who is an individual (other than certain trusts) that receives or is deemed to receive taxable dividends on the Common Shares or realizes a capital gain on the disposition of the Common Shares or Warrants may realize an increase in the holder’s liability for alternative minimum tax.
Non-Residents of Canada
     This portion of the summary is applicable to an investor who, for the purposes of the Tax Act and at all relevant times, is not, and has never been, resident in Canada and is not, and has never been, deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).
Exercise of Warrants and Disposition of Common Shares
     A Non-Resident Holder will not be subject to tax under the Tax Act on the exercise of Warrants.
     A Non-Resident Holder will be subject to tax under the Tax Act in respect of a disposition of Common Shares only to the extent such Common Shares constitute “taxable Canadian property” for purposes of the Tax Act and the Non-Resident Holder is not afforded relief from such tax under an applicable income tax treaty.
     The Common Shares will normally not be taxable Canadian property at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange at the particular time (which includes the TSX and NASDAQ); (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued shares of any class or series of Oncolytics at any time during the 60-month period preceding the particular time; and (iii) such Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property at the particular time.
     A Non-Resident Holder who is subject to tax under the Tax Act on a disposition of Common Shares will generally be required to compute such gains in the same manner described above under “Residents of Canada – Disposition of Common Shares”.
Dividends
     Dividends paid or credited, or which are deemed to be paid or credited, on the Common Shares will be subject to a Canadian non-resident withholding tax of 25%, subject to reduction of such rate under an applicable income tax treaty. For example, Non-Resident Holders who are residents of the United States for the purposes of the Canada-United States Tax Convention will generally have such rate of withholding reduced to 15% (or 5% if such Non-Resident Holder is a company which owns at least 10% of the voting stock of Oncolytics).
     Non-Resident Holders should consult their tax advisors with respect to the tax implications of acquiring Common Shares on the exercise of Warrants in their jurisdiction of residence and the application of any bilateral income tax treaty between Canada and their jurisdiction of residence.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition of Common Shares received on the exercise of Warrants under this prospectus supplement.
     This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition of Common Shares received on the exercise of Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition of Common Shares received on the exercise of Warrants.
     No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Summary
Authorities
     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
U.S. Holders
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Warrants that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
     Non-U.S. Holders

     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Warrants other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the acquisition of Common Shares received on the exercise of Warrants. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition of Common Shares received on the exercise of Warrants.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
     This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own units, warrants, or common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that received units, warrants, or common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold units, warrants, or common shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former longer-term residents of the U.S. or (j) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants.
     If an entity that is classified as a partnership for U.S. federal income tax purposes holds Warrants, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition of Common Shares received on the exercise of Warrants.
Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
     This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition of Common Shares received on the exercise of Warrants. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition of Common Shares received on the exercise of Warrants.
U.S. Federal Income Tax Consequences of the Exercise of Warrants
     A U.S. Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a common share (except if cash is received in lieu of the issuance of a fractional common share). A U.S. Holder’s initial tax basis in the common share received on the exercise of a warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. A U.S. Holder’s holding period for the common share received on the exercise of a warrant should begin on the date that such warrant is exercised by such U.S. Holder.

Distributions on Common Shares
General Taxation of Distributions
     Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”
Reduced Tax Rates for Certain Dividends
     For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”
     The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a “passive foreign investment company” (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.
     As discussed below, based on current business plans and available financial information, the Corporation anticipates that it may qualify as a “passive foreign investment company” for the taxable year ending December 31, 2008 and subsequent taxable years, depending on the assets and income of the Corporation over the course of the taxable year ending December 31, 2008. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Corporation” below). Accordingly, there can be no assurances that the Corporation will be a QFC for the current or any future taxable year or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.
     If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.
Distributions Paid in Foreign Currency
     The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).
Disposition of Common Shares
     A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.” (See more detailed discussion at “Foreign Tax Credit” below).
     Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Foreign Tax Credit
     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.
     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends received on the Common Shares generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
     Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
Information Filing Required by Certain U.S. Holders
     A U.S. Holder may be required to file Form 926 with the IRS if (a) immediately after the exercise of the Warrants, such U.S. Holder owns, directly or indirectly, at least 10% of the total voting power or the total value of the outstanding shares of the Corporation or (b) the exercise price of the Warrants, when aggregated with all other transfers of cash by such U.S. Holder (or any person related to such U.S. Holder) to the Corporation within the preceding 12 month period, exceeds U.S.$100,000. A U.S. Holder that fails to properly and timely file Form 926 with the IRS generally will be subject to a penalty equal to 10% of the amount of cash transferred to the corporation (subject to a maximum penalty of U.S.$100,000, unless the failure to file is due to intentional disregard). The Form 926 filing requirement is subject to numerous limitations and exceptions, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting requirements that may apply with respect to the exercise of the Warrants.
Additional Rules that May Apply to U.S. Holders
     If the Corporation is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.
Passive Foreign Investment Corporation
     The Corporation generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
     For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
     In addition, if the Corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.
     Based on current business plans and available financial information, the Corporation anticipates that it may qualify as a PFIC for the taxable year ending December 31, 2008 and for subsequent taxable years. Whether the Corporation will, in fact, qualify as a PFIC for the taxable year ending December 31, 2008 will depend on the assets and income of the Corporation over the course of the taxable year ending December 31, 2008 and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether the Corporation will qualify as a PFIC for the taxable year ending December 31, 2008 and in subsequent taxable years.
Default PFIC Rules Under Section 1291 of the Code
     If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes certain elections described below.. A U.S. Holder that does not make any of the elections described below will be subject to the default PFIC rules discussed immediately below and will be referred to in this summary as a “Non-Electing U.S. Holder.”
     A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).
     Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Corporation beginning after December 31, 1986 for which the Corporation was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.
     If the Corporation is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Corporation was a PFIC.
Elections
     Rather than being subject to the default PFIC rules described above, a U.S. Holder of Common Shares generally may either (i) make a ''qualified electing fund’’ election under section 1295 of the Code (a “QEF Election”), to be taxed currently on such U.S. Holder’s pro rata portion of the Corporation’s income and gain, whether or not such income or gain is distributed in the form of distributions on the Common Shares or otherwise, or (ii) make a ''mark-to-market’’ election under section 1296 of the Code (a “Mark-to-Market Election”) and thereby agree, for the year of the election and each subsequent taxable year, to recognize ordinary gain or ordinary loss (limited to the amount of prior ordinary gain), based on the increase or decrease in market value of the Common Shares for such taxable year. The U.S. Holder’s basis in the Common Shares generally would be adjusted to reflect any such income or loss amounts.
     However, under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right shall include the period that the option, warrant or other right was held. Thus, U.S. Holders will be treated as having held Common Shares received on exercise of Warrants for the entire period during which the Warrants were held. In order to be effective with respect to the Common Shares, a QEF Election would have to be made for the first year in which the U.S. Holder’s holding period for the shares begins, but under applicable rules, a U.S. Holder will not be able to make a QEF Election that would apply to a Warrant or the Common Share that may be received on exercise of a Warrant. The general effect of these rules is that (a) under the special taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of Common Shares received upon exercise of Warrants will be spread over the entire holding period for the Warrants and the Common Shares received on their exercise and (b) even if a U.S. Holder makes a QEF Election upon exercise of Warrants and receipt of the Common Shares, that election generally will not be a timely and effective QEF Election with respect to the Common Shares received on exercise. Thus, the special taxation rules and applicable interest charge with respect to PFICs discussed above will continue to apply. However, a U.S. Holder receiving Common Shares upon exercise of a warrant generally will be eligible to make an effective QEF Election as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares if such U.S. Holder also makes an election to recognize gain (which will be taxed under the PFIC rules described above) as if such Common Shares were sold on such date at fair market value. In addition, under the Treasury Regulations, a disposition, other than by exercise, of a warrant generally will be subject to the special taxation rules for PFICs discussed above.
     A U.S. Holder of Common Shares may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (i) a national securities exchange that is registered with the Securities and Exchange Commission, (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934 or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (x) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (y) the rules of such foreign exchange ensure active trading of listed stocks. Because of the rules which treat holders of Warrants as holding Common Shares received on exercise for the period during which they held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares. Since the U.S. Holder also is not treated as having made a timely QEF Election under these same rules, the tax regime and interest charge of Section 1291 described above will apply to dispositions of and distributions on the Common Shares received on exercise of Warrants during the year in which the Mark-to-Market Election is made. U.S. Holders should consult their own tax advisors with respect to the Mark-to-Market Election.
     In order for a U.S. Holder of Common Shares to be able to make a QEF Election, the Corporation also would have to provide certain information regarding such U.S. Holder’s pro rata share of the Corporation’s ordinary earnings and net capital gain. In the event the Corporation is or becomes a PFIC, the Corporation  will make available to U.S. Holders, upon their request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to a purchaser acquiring Common Shares pursuant to this prospectus supplement that is a U.S. Holder all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes.
Other PFIC Rules
     Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.
     Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
     The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
RISK FACTORS
     Prospective purchasers of Common Shares should consider carefully the risk factors set out herein and contained in and incorporated by reference in the accompanying base shelf prospectus. Discussions of certain risks affecting Oncolytics in connection with its business are provided in our annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the accompanying base shelf prospectus.

     Bermuda law differs from the laws in effect in Canada and may afford less protection to holders of our securities.
     Certain of our assets and intellectual property are held by our wholly-owned subsidiary, Oncolytics Barbados, which is organized under the laws of Bermuda. It may not be possible to enforce court judgments obtained in Canada against Oncolytics Barbados in Bermuda based on the civil liabilities provisions of applicable securities laws. In addition, there is some doubt as to whether the courts of Bermuda would recognize or enforce judgments of Canada courts obtained against us or our directors or officers based on the civil liabilities provisions of Canadian securities laws or hear actions against us or those persons based on such laws.
     Changes in law could adversely affect our business and corporate structure.
     There can be no assurances that there will not occur changes in corporate, tax, property and other laws in Canada and/or Barbados (or the interpretation thereof by regulatory or tax authorities) which may materially and adversely affect our businesses and corporate structure.
LEGAL MATTERS AND INTEREST OF EXPERTS
     The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent of Oncolytics in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Ernst & Young LLP is registered with the U.S. Public Company Accounting Oversight Board.
     Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP with respect to certain Canadian legal matters and by Dorsey & Whitney LLP with respect to certain U.S. legal matters on behalf of the Corporation As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own directly or indirectly, less than 1% of the Common Shares.
     In addition, none of the aforementioned persons or firms, nor any director, officer or employee of any of the aforementioned persons or firms is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

AUDITORS’ CONSENT
     We have read the prospectus supplement of Oncolytics Biotech Inc. (the “Corporation”) dated December 4, 2008 relating to the issuance of up to 5,175,000 Common Shares of the Corporation (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2007 and 2006 and the statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from inception on April 2, 1998. Our report is dated February 15, 2008.

Calgary, Canada December 4, 2008	(Signed) Ernst & Young LLP Chartered Accountants

Base Shelf Prospectus

This short form prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta, Manitoba and Ontario that permits certain information about these securities to be determined after this short form prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Oncolytics Biotech Inc. at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 telephone (403) 670-7377, and are available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

Final Short Form Prospectus

New Issue	Dated June 16, 2008

Cdn. $150,000,000

Common Shares
Subscription Receipts
Warrants
Debt Securities
Units

We may from time to time during the 25-month period that this prospectus (the “Prospectus”), including any amendments, remains valid, sell under this Prospectus up to Cdn. $150,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated unsecured debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). We may offer Securities in such amount and, in the case of the Subscription Receipts, Debt Securities, Warrants and Units, with such terms, as we may determine in light of market conditions. We may sell the Subscription Receipts, Debt Securities and Warrants in one or more series.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iii) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (iv) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; and (v) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms.

We are permitted, as a foreign issuer in the United States, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the notes to the financial statements incorporated by reference in this Prospectus.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of securities. See “Certain Income Tax Considerations”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding securities are listed for trading on the Toronto Stock Exchange under the trading symbol “ONC” and on the NASDAQ Capital Market under the trading symbol “ONCY”. Unless otherwise specified in any applicable Prospectus Supplement, the Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

ii

We may sell the Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.

iii

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using Canadian generally accepted accounting principles.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 21 of our financial statements for the year ended December 31, 2007 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. For our financial statements as at and for the three months ended March 31, 2008, you should refer to our reconciliation of our financial statements as at and for the three months ended March 31, 2008 to U.S. GAAP furnished to the SEC on the Company’s Current Report on Form 6-K dated June 4, 2008 and incorporated into this Prospectus by reference. See “Documents Incorporated by Reference”.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements that we make contain forward-looking statements reflecting our current beliefs, plans, estimates and expectations. Readers are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, clinical trial study delays, product development delays, our ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and our ability to obtain the capital required for research, product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties.

Our statements of “belief”, “estimates”, “expectations” and other similar statements are based primarily upon our results derived to date from our research and development program with animals and early stage human results and upon which we believe we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals or early stage human results, whether a new therapeutic will be proved to be safe and effective in humans. There can be no assurance that the particular result expected by us will occur. Except as required by applicable securities laws, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Prospectus or to conform these statements to actual results or to changes in our expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 telephone (403) 670-7377, and are available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:

•	our Renewal Annual Information Form dated March 5, 2008, for the year ended December 31, 2007 (the “AIF”);

•	our Management Proxy Circular dated March 23, 2007 relating to the annual and special meeting of shareholders held on May 2, 2007;

•	our Management Proxy Circular dated March 20, 2008 relating to the annual and special meeting of shareholders held on May 7, 2008;

•	our audited financial statements, together with the notes thereto, for the years ended December 31, 2007 and 2006 and the auditors’ report thereon addressed to our shareholders;

•	our management’s discussion and analysis of financial condition and results of operations dated March 5, 2008, for the year ended December 31, 2007;

•	our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2008, together with the notes thereto;

•	our management’s discussion and analysis of financial condition and results of operations dated April 30, 2008, for the three months ended March 31, 2008; and

•	the reconciliation of our consolidated financial statements as at and for the three months ended March 31, 2008 to U.S. GAAP, filed on June 3, 2008 under the heading “Other”.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

Any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commissions or similar regulatory authorities in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services, Inc. at 1420, Fifth Avenue, Suite 3400, Seattle, Washington 98101 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

RISK FACTORS

A prospective purchaser of Securities should carefully consider the list of risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus before purchasing our Securities.

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs we conducted will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;

•	manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and risk of litigation.

The U.S. Food and Drug Administration (the “FDA”) in the United States and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products we anticipate manufacturing will have to comply with the FDA’s current Good Manufacturing Practices (“GMP”) and other FDA, and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with GMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable GMP requirements. If the manufacturing facilities contracted by us fail to comply with the GMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and we must successfully compete with larger companies with substantially greater resources.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving the Ras pathway as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than us. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

We rely on patents and proprietary rights to protect our technology.

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have patents in the United States, Canada and Europe and have filed applications for patents in the United States and under the PCT, allowing us to file in other jurisdictions. See “Narrative Description — Patent and Patent Application Summary” in our AIF. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada may be maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we or any licensor were the first to create inventions claimed by pending patent applications or that we or the licensor were the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect our financial prospects for these products and which could have a material adverse effect on our business, financial condition or results of operations.

Similarly, since patent applications filed before November 29, 2000 in the United States may be maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor were the first to file patent applications for such inventions. There is no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or pay to use certain intellectual property, and as such, our competitive position and profitability could suffer as a result.

In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our products to the market while we attempt to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us on such patents or in suits in which our attempts to enforce our own patents against other parties.

Our products may fail or cause harm, subjecting us to product liability claims.

Use of our product during current clinical trials may entail risk of product liability. We maintain clinical trial liability insurance; however, it is possible this coverage may not provide full protection against all risks. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future. While we carry, and intend to continue carrying amounts believed to be appropriate under the circumstances, it is not possible at this time to determine the adequacy of such coverage.

In addition, the sale and commercial use of our product entails risk of product liability. We currently do not carry any product liability insurance for this purpose. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

We have limited manufacturing experience and intend to rely on third parties to commercially manufacture our products, if and when developed.

To date, we have relied upon a contract manufacturer to manufacture small quantities of REOLYSIN®. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN® on a timely basis at a commercially reasonable price may have a material adverse effect on us. We have completed a program for the development of a commercial process for manufacturing REOLYSIN® and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

New products may not be accepted by the medical community or consumers.

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product may be outside of our control. Moreover, there can be no assurance that physicians, patients or the medical community will accept our product even if it proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market our product would have a material adverse effect on our revenue.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We are highly dependent on third party relationships for research and clinical trials.

We rely upon third party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, we expect to rely on third parties to seek regulatory approvals for and to market our product. Although we believe that our collaborative partners will have an economic motivation to commercialize our product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party. Furthermore, if we cannot maintain these relationships, our business may suffer.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2007, we had an accumulated deficit of $80.5 million and we incurred net losses of $15.6 million, $14.3 million, and $12.8 million, for the years ended December 31, 2007, 2006 and 2005, respectively. As at March 31, 2008, we had an accumulated deficit of $83.3 million and in the three month period then ended we incurred a net loss of $3.3 million. We anticipate that we will continue to incur significant losses during 2008 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may not be able to obtain third-party reimbursement for the cost of our product.

Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for REOLYSIN®. Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If REOLYSIN® does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As at December 31, 2007, we had cash and cash equivalents (including short-term investments) of $25.2 million and working capital of approximately $22.4 million. As at March 31, 2008, we had cash and cash equivalents (including short-term investments) of $22.0 million and working capital of approximately $19.5 million. We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

We are dependent on our key employees and collaborators.

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. We are highly dependent on the principal members of our management staff, as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of key employees and/or key collaborators may affect the speed and success of product development.

We presently carry key man insurance in the amounts of $1,500,000, $1,000,000 and $500,000 for Dr. Thompson, Dr. Coffey and Mr. Ball, respectively.

Our share price may be highly volatile.

Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, our financial position, public concern over the safety of biotechnology, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the Common Shares.

We incur some of our expenses in foreign currencies and therefore we are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies (primarily the U.S. dollar and the British Pound (“BP”). Over the past few years the Canadian dollar has appreciated relative to the U.S. dollar and the BP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase.

Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income we earn will be directly impacted.

ONCOLYTICS BIOTECH INC.

Oncolytics Biotech Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our articles by removing the private company restrictions and subdividing our 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we further amended our articles to permit for our shareholder meetings to be held at any place in Alberta or at any other location as determined by our directors.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.

OUR BUSINESS

We focus on the discovery and development of oncolytic viruses for the treatment of cancers that have not been successfully treated with conventional therapeutics. Recent scientific advances in oncology, virology, and molecular biology have created opportunities for new approaches to the treatment of cancer. The product we are presently developing may represent a novel treatment for Ras-mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies or as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections. It could also potentially be used to treat certain cellular proliferative disorders for which no current therapy exists.

Our technologies are based primarily on discoveries in the Department of Microbiology and Infectious Diseases at the University of Calgary in the 1990’s. Oncolytics was formed in 1998 to explore the natural oncolytic capability of the reovirus, a virus that preferentially replicates in cells with an activated Ras pathway.

The lead product being developed by us may represent a novel treatment for certain tumour types and some cellular proliferative disorders. Our lead product is a virus that is able to replicate specifically in, and hence kill, certain tumour cells both in tissue culture as well as in a number of animal models without damaging normal cells.

Our potential product for human use, REOLYSIN®, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway. Activating mutations of Ras occur in approximately thirty per cent of all human tumours directly, but considering its central role in signal transduction, activation of the Ras pathway has been shown to play a role in approximately two-thirds of all tumours.

The functionality of REOLYSIN® is based upon the finding that tumours bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, Protein Kinase R (“PKR”). Since PKR is responsible for preventing reovirus replication, tumour cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumour cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumour cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumour cells carrying an activated Ras pathway available.

The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.

For both non-cancer cells and cancer cells with an activated Ras pathway, virus binding, entry, and production of viral genes all proceed normally. In the case of normal cells however, the viral genes cause the activation of the anti-viral response that is mediated by the host cell’s PKR, thus blocking the replication of the reovirus. In cells with an activated Ras pathway, the activation of PKR is prevented or reversed by an element of the Ras signal transduction pathway, thereby allowing the replication of the reovirus in these cancer cells. The end result of this replication is the death of the cancer cell. The action of the Ras pathway in allowing reovirus replication to ensue can be mimicked in non-cancerous cells by treating these cells with the chemical 2-aminopurine which prevents the activation of PKR.

RECENT DEVELOPMENTS

REOLYSIN® Development since the First Quarter of 2008

Clinical Trial Program

Clinical Trials — Results

In June 2008, we announced that interim results of our Phase II study of intravenous REOLYSIN® in patients with sarcomas metastatic to the lung were presented at the American Society of Clinical Oncology annual meeting. The presentation, entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” was delivered by Dr. Monica Mita, the study principal investigator and her team at the Institute of Drug Development, the Cancer Therapy and Research Center at the University of Texas Health Science Center, San Antonio, Texas.

The interim results demonstrated that the treatment has been well tolerated to date, with 8 of 16 evaluable patients experiencing stable disease for periods ranging from two to more than ten, 28-day cycles. As previously announced by Oncolytics, the third patient treated in the study was demonstrated to have stable disease by RECIST criteria for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual mass was metabolically inert.

In April 2008, we completed patient enrolment in the dose escalation portion and reported positive interim results from our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including head and neck, melanoma, lung and ovarian.

Four of the first eight patients treated in the study to date have a diagnosis of carcinoma of the head and neck. All three head and neck patients evaluated to date have had excellent clinical and radiological responses without appreciable toxicity. Preliminary assessment after recruitment of the first two cohorts has suggested that patients with head and neck carcinomas may represent a group of patients in whom the combination of carboplatin/paclitaxel and REOLYSIN® is active.

In the first cohort, the patient with head and neck cancer received 8 cycles of treatment (the maximum allowed) and achieved a clinical complete response. In the second cohort, the two patients with head and neck cancers with widespread disseminated disease have each received six cycles of treatment to date and both have achieved significant partial responses. Two of the three patients, including the patient with the clinical complete response, had previously received cisplatin/5-FU treatment and all three had previously received radiotherapy.

The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin were delivered to patients with escalating dosages of REOLYSIN® intravenously. The second component of the trial includes the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose, Dose-Limiting Toxicity, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Clinical Trials — Approved to Commence

In May 2008, we announced that we received a letter of approval from the U.K. Medicines and Healthcare Products Regulatory Agency for our Clinical Trial Application to begin a Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers. The principal investigator is Dr. Kevin Harrington of The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust.

This trial is a 14 patient, single arm, open-label, dose-targeted, non-randomized, multi-centre trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Patients with a variety of advanced cancers, including head and neck cancers, will continue to be treated in the ongoing U.K. combination paclitaxel and carboplatin trial.

Eligible patients include those with advanced or metastatic head and neck cancer that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the Phase II trial is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity. The secondary objective is to determine the safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin to patients with advanced or metastatic head and neck cancer.

Clinical Trials — Actively Enrolling

In June 2008, we announced that we commenced patient enrolment in the Phase II clinical trial described above under “Clinical Trials — Approved to Commence” using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers.

In May 2008, we announced that we had begun patient enrolment in a clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers. The Principal Investigators are Dr. James Spicer of King’s College in London, Dr. Johann de Bono and Dr. Kevin Harrington of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London, and Professor Hardev Pandha of the Royal Surrey County Hospital NHS Trust, Surrey and Mount Alvernia Hospitals.

The trial is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the Minimum Effective Immunomodulatory Dose of cyclophosphamide to obtain successful immune modulation. Secondary objectives include determining the safety profile of the combination and gathering any evidence of anti-tumour activity.

Manufacturing Program

In May 2008, we announced that we had successfully transferred GMP production for REOLYSIN® at the 40-litre batch size to SAFC Pharmatm, a Division of Sigma-Aldrich Corporation. This follows the successful scale-up from 20 litres to 40 litres announced by us last year.

Yields at the 40-litre scale should provide sufficient doses to support future development plans leading to registration and also anticipated early stage commercial requirements. Development work to support further scale-up to the 100-litre level is currently underway.

Collaborations

In April 2008, we announced that Prof. Alan Melcher and his research group at St. James’s University Hospital in Leeds, U.K. published the results of their work with reovirus in the May 1, 2008 online issue of The Journal of Immunology. The paper is entitled “Reovirus Activates Human Dendritic Cells to Promote Innate Antitumor Immunity.”

The researchers studied the ability of reovirus to activate human dendritic cells (“DC”), key regulators of both innate and adaptive immune responses. The data demonstrated that reovirus directly activates human DC, which in turn stimulate innate killing of cancer cells by natural killer and T cells, suggesting a novel potential role for T cells in oncolytic virus-induced local tumor cell death. Combined with the virus’s ability to directly kill cancer cells, the researchers concluded that reovirus recognition by DC may enhance the efficacy of reovirus as a therapeutic agent.

In April 2008, we announced that Prof. Alan Melcher and his research group at St. James’s University Hospital in Leeds, U.K. published the results of their work in the April 10 online issue of Gene Therapy. The paper is entitled “Inflammatory Tumour Cell Killing by Oncolytic Reovirus for the Treatment of Melanoma.”

The investigators showed that reovirus effectively kills and replicates in both human melanoma cell lines and freshly resected tumours. They demonstrated that reovirus melanoma killing is more potent than, and distinct from, chemotherapy or radiotherapy-induced cell death. They concluded that reovirus is suitable for clinical testing in melanoma.

In April 2008, we announced that an oral presentation by Dr. Chandini Thirukkumaran of the Tom Baker Cancer Centre, Calgary, entitled “Targeting Multiple Myeloma with Oncolytic Viral Therapy” was presented at the American Association for Cancer Research (“AACR”) Annual Meeting in April.

The presentation covered preclinical work using reovirus as a purging agent during autologous (harvested from the patient themselves) hematopoietic stem cell transplants for multiple myeloma. The results demonstrated that up to 70% of multiple myeloma cell lines tested showed reovirus sensitivity and reovirus induced cell death mediated through apoptosis.

The investigators concluded that this preclinical data supports initiating a Phase I purging trial using reovirus against multiple myeloma.

In April 2008, we announced that a poster presentation by Dr. Anders Kolb of the Nemours Center for Childhood Cancer Research entitled “Radiation in Combination with Reolysin for Pediatric Sarcomas” was presented at AACR.

The poster covers preclinical work using reovirus in combination with radiation in mice implanted with pediatric rhabdomyosarcoma and Ewing’s sarcoma tumours. The results demonstrated that the combination of reovirus and radiation significantly enhanced efficacy compared to either treatment alone in terms of tumour regression and event-free survival.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds we receive from the sale of Securities for general corporate purposes, which may include our clinical trial program and our manufacturing activities in support of such program. The amount of net proceeds to be used for any purpose will be described in the applicable Prospectus Supplement.

CAPITALIZATION

On March 31, 2008, we had 41,180,748 Common Shares issued and outstanding. Since March 31, 2008, we have issued no Common Shares pursuant to the exercise of stock options and no warrants have expired. As at June 16, 2008, we have 41,180,748 Common Shares issued and outstanding. After giving effect to the exercise of all our Common Share purchase warrants and options, we would have 49,271,241 Common Shares issued and outstanding as at June 16, 2008.

PRIOR SALES

On October 29, 2007, we issued 60,000 Common Shares on the exercise of 60,000 options at an exercise price of $0.85 per Common Share. We granted options to acquire an aggregate of 1,050 Common Shares at an exercise price of $2.35 per Common Share and options to acquire an aggregate of 431,493 Common Shares at an exercise price of $2.22 per Common Share on October 30, 2007 and December 12, 2007, respectively. No other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve month period preceding the date of this Prospectus.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares.

Common Shares

The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against Oncolytics, following the issuance of the underlying Common Share or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario after it has been entered into by us and will be available electronically at www.sedar.com.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between ourselves and a financial institution authorized to carry on business as a trustee (each, a “Trustee”).

Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

General

The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•	if applicable, our ability to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities by us or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the Trust Indenture; and

•	any other specific material terms or covenants applicable to such Debt Securities.

We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct unsecured obligations of Oncolytics. The Debt Securities will be senior or subordinated indebtedness of Oncolytics as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Oncolytics from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Oncolytics as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of Oncolytics from time to time issued and outstanding as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.

Subject to such exceptions, if any, as may be provided for in the Trust Indenture and described in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security. The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither Oncolytics, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Oncolytics, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for: (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

The applicable Prospectus Supplement will identify the applicable Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Registered Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as we may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for any Debt Securities issued in certificated non-book-entry form under the applicable Trust Indenture.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “ONC” and on the NASDAQ Capital Market under the trading symbol “ONCY”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange and NASDAQ Capital Market for the periods indicated:

		Toronto Stock Exchange				NASDAQ Capital Market
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)

2007
May	2.39	2.12	2.19	880,135	2.17	1.98	2.06	1,026,481
June	2.55	2.05	2.15	755,603	2.47	1.92	2.08	1,746,620
July	2.21	1.68	1.91	1,512,581	2.08	1.59	1.79	1,296,480
August	1.95	1.54	1.62	514,617	1.85	1.50	1.55	592,767
September	1.90	1.42	1.90	1,046,083	1.90	1.44	1.89	1,172,901
October	2.46	1.67	2.30	2,614,255	2.53	1.75	2.44	2,470,044
November	2.65	2.10	2.28	600,779	2.77	2.08	2.29	1,038,246
December	2.38	1.67	1.70	355,628	2.38	1.67	1.72	795,031

2008
January	2.04	1.66	1.95	538,887	2.04	1.69	1.93	622,530
February	2.26	1.82	1.90	564,976	2.27	1.85	1.94	588,210
March	2.01	1.70	1.83	376,635	2.02	1.70	1.84	618,300
April	2.50	1.78	1.96	1,159,535	2.46	1.76	1.94	1,138,020
May	2.18	1.60	2.15	6,683,183	2.21	1.62	2.15	897,410
June (1-13)	2.40	2.00	2.14	452,450	2.39	2.01	2.08	692,140

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Holders of Warrants resident in the United States who acquire Common Shares pursuant to the exercise of Warrants in accordance with their terms and under this Prospectus and any applicable Prospectus Supplement may have a right of action against the Corporation for any misrepresentation in this Prospectus or any applicable Prospectus Supplement. However, the existence and enforceability of such a right of action is not without doubt. By contrast, holders of Warrants resident in Canada who may acquire Common Shares pursuant to the exercise of Warrants in accordance with their terms and who will be deemed to acquire such Common Shares under applicable Canadian prospectus exemptions, will not have any such right of action.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Subscription Receipts, Debt Securities, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Subscription Receipts, Debt Securities, Warrants or Units.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Notwithstanding the filing of this Prospectus, our short form base shelf prospectus dated February 15, 2007 and the related prospectus supplement dated February 16, 2007 (collectively, the “2007 Base Shelf Prospectus”) will remain in full force and effect and continue to qualify the Common Shares issuable to U.S. residents on exercise of the Common Share purchase warrants issued in connection with our Unit offering under a short form prospectus dated February 14, 2007 (the “2007 Unit Offering”) until such time as the 2007 Base Shelf Prospectus expires in accordance with applicable securities laws. In the event that the 2007 Base Shelf Prospectus expires prior to the exercise of all the Common Shares purchase warrants issued to U.S. residents in connection with the 2007 Unit Offering, we may use this Prospectus to qualify the remaining Common Shares issuable to U.S. residents on the exercise of Common Share purchase warrants issued in connection with the 2007 Unit Offering. If such a determination is made, the applicable prospectus supplement will set out the relevant facts to qualify such Common Shares. We may also use this Prospectus to qualify Common Shares issuable to U.S. residents on the exercise of future Common Share purchase warrants issued by us.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Dorsey & Whitney LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities.

AUDITOR

Our financial statements as at December 31, 2007 and 2006 incorporated by reference into this Prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report dated February 15, 2008 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Ernst & Young LLP has been our auditor since inception in 1998.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors Ernst & Young LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	powers of attorney from our directors and officers; and

•	Form F-X — Appointment of Agent for Service of Proceeds and Undertaking.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.